UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
For the fiscal year ended March 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

 Commission file number: 1-13908

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Invesco Ltd. 2012 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Invesco Ltd.
       1555 Peachtree Street, N.E.
       Atlanta, Georgia 30309

Invesco Ltd. 2012 Employee Stock Purchase Plan

Financial Statements

As of March 31, 2018 and 2017
and for the years ended March 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Invesco Ltd. 2012 Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets of Invesco Ltd. 2012 Employee Stock Purchase Plan (the “Plan”) as of March 31, 2018 and 2017 and the related statement of changes in assets for each of the three years in the period ended March 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets of the Plan as of March 31, 2018 and 2017, and the changes in assets for each of the three years in the period ended March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Atlanta, GA
June 20, 2018

We have served as the Plan’s auditor since 2013.

Invesco Ltd. 2012 Employee Stock Purchase Plan
Statements of Assets Available For Benefits

	As of March 31,
	2018	2017
Assets
Receivable from ESPP sponsor	$4,478,732	$4,084,850
Total assets	$4,478,732	$4,084,850

See accompanying notes.

Invesco Ltd. 2012 Employee Stock Purchase Plan
Statements of Changes in Assets Available For Benefits

	For the Year Ended March 31,
	2018	2017	2016
Additions:
Employee contributions	$5,730,754	$5,296,274	$5,238,500

Deductions:
Purchases of Invesco Ltd. common stock subsequently distributed to Plan participants (167,302 shares in 2018, 228,167 shares in 2017 and 150,750 in 2016)	(5,107,730)	(4,971,759)	(4,670,235)
Refunds to participants	(229,142)	(277,407)	(285,690)
Total deductions	(5,336,872)	(5,249,166)	(4,955,925)

Net increase	393,882	47,108	282,575

Total assets:
Beginning of year	4,084,850	4,037,742	3,755,167
End of year	$4,478,732	$4,084,850	$4,037,742

See accompanying notes.

Invesco Ltd. 2012 Employee Stock Purchase Plan
Notes to the Financial Statements

1. Plan Description
The following description of the Invesco Ltd. 2012 Employee Stock Purchase Plan ("ESPP") is provided for general information purposes only. More complete information regarding the ESPP’s provisions may be found in the ESPP’s Prospectus dated August 1, 2012, as supplemented March 1, 2017. Capitalized terms that are not defined herein have the meaning assigned to them in the ESPP.
General
The ESPP was adopted by the Board of Directors of Invesco Ltd. (the “Company” or “Invesco” or “ESPP sponsor”), a related party, on February 16, 2012 and was effective as of May 17, 2012 which is the date it was approved by the shareholders of the Company. Subject to adjustment upon changes in capitalization as provided in the ESPP, the maximum number of Invesco common shares that may be issued under the ESPP is 3,000,000. As of March 31, 2018 and March 31, 2017, there were 2,160,326 and 2,327,628 shares, respectively, available for purchase under the ESPP.
The purpose of the ESPP is to provide (i) eligible employees with a convenient means to acquire common shares of the Company at a discount to market value; (ii) an incentive for continued employment; and (iii) an incentive to increase shareholder value. There is one offering period every 12 months. The current offering period began on July 10, 2017 and will end on July 9, 2018. Participation in the ESPP is voluntary.
The ESPP is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Eligibility
In general, all employees of the Company and each subsidiary or affiliate of the Company that is designated for participation in the ESPP are eligible to participate. An employee becomes a participant in the ESPP by entering into an enrollment agreement with the Company and authorizing payroll deductions (lump sum purchases are not allowed).
Contributions
The Company makes no contributions to the ESPP. The maximum amount that may be contributed by an employee during a single Offering is $6,000 (or an equivalent amount in local currency). A participant may withdraw from the ESPP or suspend contributions to the ESPP. If the participant elects to withdraw during an Offering, all contributions are refunded as soon as administratively practicable. If a participant elects to withdraw or suspend contributions, a participant will not be able to re-enroll in the current Offering but may elect to participate in future Offerings.
Vesting
Each ESPP participant is considered to be fully vested in the ESPP and has a right to all cash amounts withheld. Cash proceeds collected from the participant payroll deductions are remitted directly to the Company’s operating cash account and are used for general corporate purposes.
Stock Purchases
The ESPP allows for the purchase of the Company's common stock at 85% of its closing price on the Offering Termination Date. Payroll deductions that have accumulated during a particular Offering are used to purchase shares of the Company’s common stock at the discounted price. The ESPP purchases only whole shares of the Company’s common stock.

Plan Administration
The Compensation Committee of the Board of Directors of the Company is the administrator of the ESPP (the Plan Administrator). All costs to administer the ESPP are paid by the Company. Fidelity Stock Plan Services, LLC (“Fidelity”) provides recordkeeping and administrative services for the ESPP. Shares are recorded as purchased as of the Offering Termination Date. Once shares are purchased, they are deposited to each ESPP participant’s Fidelity Stock Plan account. At the end of each Offering, Fidelity provides participants with a confirmation statement that shows the number of shares purchased and the purchase price.
2. Summary of Significant Accounting Policies
Basis of Accounting
The ESPP financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The ESPP year is April 1 to March 31.
Administrative Expenses
All administrative expenses of the ESPP are paid by the Company.
Stock Purchases
Stock purchases and the related allocation to the participants’ stock plan account are recorded as of the Offering Termination Date. The most recent Offering Termination Date was July 9, 2017.
Use of Estimates
The preparation of the financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of contributions and deductions during the reporting period. Actual results could differ from those estimates.
Receivable from ESPP Sponsor
The receivable from ESPP sponsor included in the Statement of Assets represents amounts that are currently held in the Company’s operating cash account to be used for the purchase of the Company’s common stock on the Offering Termination Date.
3. Income Taxes
It is the intent of the Company that the ESPP complies in all respects with applicable requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the ESPP is not subject to federal income tax, therefore, no provision for income taxes is included in the financial statements.
Accounting principles generally accepted in the United States of America require management of the ESPP to evaluate uncertain tax positions taken by the ESPP. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the ESPP, and has concluded that as of March 31, 2018, there are no uncertain tax positions taken or expected by the ESPP. The ESPP has recognized no interest or penalties related to uncertain tax positions. The ESPP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Unless payroll deductions are prohibited by applicable law, employee contributions are made with after tax payroll deductions. With respect to parties subject to U.S. tax laws, contributions will be included in gross pay for federal income tax purposes in the year the amounts would have been paid to the employee if they had not been contributed to the ESPP. At the end of each Offering, the contributions will be used to purchase shares at a 15% discount. For U.S. tax purposes, the value of this discount is considered taxable income to the participant and is subject to federal income tax and employment (FICA) tax withholding.

4. Plan Amendment or Termination
The Compensation Committee of the Board of Directors of the Company reserves the right to amend, modify, or terminate the ESPP at any time, provided, however that no amendment may increase the number of shares that can be issued under the ESPP or make changes for which shareholder approval is required. If the ESPP is terminated, the Compensation Committee or the Board of Directors of the Company will in its sole discretion (i) return contributions to participants; or (ii) set an earlier Offering Termination Date.
5. Subsequent Events
The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Exhibit Index

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Invesco Ltd. 2012 Employee Stock Purchase Plan

	Name	Title	Date

By:	/s/ MARTIN L. FLANAGAN	Member, Plan Administration Committee	June 20, 2018
Martin L. Flanagan
By:	/s/ LOREN M. STARR	Member, Plan Administration Committee	June 20, 2018
Loren M. Starr
By:	/s/ KEVIN M. CAROME	Member, Plan Administration Committee	June 20, 2018
Kevin M. Carome
By:	/s/ WASHINGTON DENDER	Member, Plan Administration Committee	June 20, 2018
Washington Dender